CUSIP No. 45104P104	Page 1 of 17 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No.   3  )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ICAGEN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45104P104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

This Amendment to Schedule 13G is being filed in order to reflect changes to our Schedule 13G, filed with the Securities and Exchange Commission on February 11, 2008.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45104P104	Page 2 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Partners, L.P.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 0 EXIT FILING See Attachment A
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.00% EXIT FILING
(12) Type Of Reporting Person PN

CUSIP No. 45104P104	Page 3 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta BioPharma Management, LLC.
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 0 EXIT FILING See Attachment A
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.00% EXIT FILING
(12) Type Of Reporting Person OO

CUSIP No. 45104P104	Page 4 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons ICAgen Chase Partners (Alta Bio), LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 0 EXIT FILING See Attachment A
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.00% EXIT FILING
(12) Type Of Reporting Person OO

CUSIP No. 45104P104	Page 5 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta/Chase BioPharma Management, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 0 EXIT FILING See Attachment A
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.00% EXIT FILING
(12) Type Of Reporting Person OO

CUSIP No. 45104P104	Page 6 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero BioPharma Partners, LLC
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization California

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0-

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	-0-
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 0 EXIT FILING See Attachment A
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.00% EXIT FILING
(12) Type Of Reporting Person OO

CUSIP No. 45104P104	Page 7 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	77,791 (a)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	77,791 (a)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 77,791 (a) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.17% (b) EXIT FILING
(12) Type Of Reporting Person IN

(a)

Mr. Deleage has sole voting and dispositive power over 43,478 shares of Common Stock he originally held.  Also, as a result of the December 9, 2008 Stock Distribution, Mr. Deleage has sole voting and dispositive power over 4,986 shares of Common Stock distributed to Jean J. Deleage and Josette Deleage Trust by Alta Embarcadero BioPharma Partners, LLC (“AEBP”), 28,572 shares of Common Stock distributed to Jean J. Deleage and Josette Deleage Trust by Alta BioPharma Management, LLC (“ABM”), the general partner of Alta BioPharma Partners, L.P. (“ABP”), and 755 shares of Common Stock distributed to Jean J. Deleage and Josette Deleage Trust by Alta/Chase BioPharma Management, LLC (“ACBM”), the managing member of ICAgen Chase Partners (Alta Bio), LLC (“ICAgen Chase”).

(b)

The percentage set forth in row (11) is based on an aggregate of 46,904,839 shares of Common Stock outstanding as of October 31, 2008 as reported to the SEC by the Issuer on form 10-Q.

CUSIP No. 45104P104	Page 8 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	54,596 (c)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	54,596 (c)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 54,596 (c) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.12% (b) EXIT FILING
(12) Type Of Reporting Person IN

(c)

Mr. Gruener, as a result of the December 9, 2008 Stock Distribution, has sole voting and dispositive power over 830 shares of Common Stock distributed by AEBP, 52,381 shares of Common Stock distributed by ABM, and 1,385 shares of Common Stock distributed by ACBM.

CUSIP No. 45104P104	Page 9 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	73,318 (d)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	73,318 (d)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 73,318 (d) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.16% (b) EXIT FILING
(12) Type Of Reporting Person IN

(d)

As a result of the December 9, 2008 Stock Distribution, Mr. Janney has sole voting and dispositive power over 71,429 shares of Common Stock distributed to Daniel Janney and Noelle Montgomery Family Trust DTD 5/26/98 by ABM, and 1,889 shares of Common Stock distributed to Daniel Janney and Noelle Montgomery Family Trust DTD 5/26/98 by ACBM.

CUSIP No. 45104P104	Page 10 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alix Marduel
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	73,318 (e)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	73,318 (e)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 73,318 (e) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.16% (b) EXIT FILING
(12) Type Of Reporting Person IN

(e)

As a result of the December 9, 2008 Stock Distribution, Ms. Marduel has sole voting and dispositive power over 71,429 shares of Common Stock distributed to Lockard/Marduel Revocable Trust by ABM, and 1,889 shares of Common Stock distributed to Lockard/Marduel Revocable Trust by ACBM.

CUSIP No. 45104P104	Page 11 of 17 Pages

(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group		(a) [ ]
(b) [X]

(3) SEC Use Only
(4) Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	-0- (f)

	(6) Shared Voting Power	-0-

	(7) Sole Dispositive Power	-0- (f)
	(8) Shared Dispositive Power	-0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person -0- (f) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (9) 0.00% (b) EXIT FILING
(12) Type Of Reporting Person IN

(f)

As a result of the December 9, 2008 Stock Distribution, Mr. Nohra had sole voting and dispositive power over 52,381 shares of Common Stock distributed to Nohra Living Trust DTD 6/1/00 by ABM, and 1,385 shares of Common Stock distributed to Nohra Living Trust DTD 6/1/00 by ACBM. Mr. Nohra disposed of his all his interest in Icagen, Inc.

CUSIP No. 45104P104	Page 12 of 17 Pages

Item 1.

(a)

Name of Issuer: Icagen, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

4222 Emperor Blvd., Suite 350

Durham, NC  27703

Item 2.

(a)

Name of Person Filing:

Alta BioPharma Partners, L.P. (“ABP”)

Alta BioPharma Management, LLC (“ABPM”)

Alta/Chase BioPharma Management, LLC (“ACBPM”)

ICAgen Chase Partners (Alta Bio), LLC (“ICAgen Chase”)

Alta Embarcadero BioPharma Partners, LLC (“AEBP”)

Jean Deleage (“JD”)

Garrett Gruener (“GG”)

Daniel Janney (“DJ”)

Alix Marduel (“AM”)

Guy Nohra (“GN”)

 (b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:	ABP	Delaware
	ABPM	Delaware
	ACBPM	Delaware
	ICAgen Chase	Delaware
	AEBP	California

Individuals:	JD	United States
	GG	United States
	DJ	United States
	AM	United States
	GN	United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:   45104P104

CUSIP No. 45104P104	Page 13 of 17 Pages

Item 3.

Not applicable.

Item 4

Ownership.

Please see Attachment A

		ABP	ABPM	ACBPM	AEBP	ICAgen Chase
(a)	Beneficial Ownership	-0-	-0-	-0-	-0-	-0-
(b)	Percentage of Class	0%	0%	0%	0%	0%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	-0-	-0-	-0-	-0-	-0-
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-

		JD	GG	DJ	AM	GN
(a)	Beneficial Ownership	-0-	-0-	-0-	-0-	-0-
(b)	Percentage of Class	0.17%	0.12%	0.16%	0.16%	0%
(c)	Sole Voting Power	77,791	54,596	73,318	73,318	-0-
	Shared Voting Power	-0-	-0-	-0-	-0-	-0-
	Sole Dispositive Power	77,791	54,596	73,318	73,318	-0-
	Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-

Item 5.

Ownership of Five Percent or Less of a Class

As a result of the December 9, 2008 Stock Distribution, the above mentioned report persons have ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 45104P104	Page 14 of 17 Pages

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

Not applicable.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 45104P104	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 12, 2009

Alta BioPharma Partners, L.P.

By:  Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

Jean Deleage, Managing Director

ICAgen Chase Partners (Alta Bio), LLC

Alta/Chase BioPharma Management, LLC

By: Alta/Chase BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Jean Deleage

Jean Deleage, Member

Jean Deleage, Managing Member

Alta Embarcadero BioPharma Partners, LLC

Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Jean Deleage

Jean Deleage, Member

Jean Deleage, Managing Director

             /s/ Jean Deleage

             /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

             /s/ Daniel Janney

Garrett Gruener

Daniel Janney

             /s/ Alix Marduel

Alix Marduel

CUSIP No. 45104P104	Page 16 of 17 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 12, 2009

Alta BioPharma Partners, L.P.

By:  Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

Jean Deleage, Managing Director

ICAgen Chase Partners (Alta Bio), LLC

Alta/Chase BioPharma Management, LLC

By: Alta/Chase BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Jean Deleage

Jean Deleage, Member

Jean Deleage, Managing Member

Alta Embarcadero BioPharma Partners, LLC

Alta BioPharma Management, LLC

By:        /s/ Jean Deleage

By:        /s/ Jean Deleage

Jean Deleage, Member

Jean Deleage, Managing Director

             /s/ Jean Deleage

             /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

             /s/ Daniel Janney

Garrett Gruener

Daniel Janney

             /s/ Alix Marduel

Alix Marduel

CUSIP No. 45104P104	Page 17 of 17 Pages

Attachment A

On December 9, 2008, Alta BioPharma Partners, LLC distributed 1,763,669 shares of Common Stock, Alta Embarcadero BioPharma Partners, LLC distributed 66,475 shares of Common Stock, and ICAgen Chase Partners (Alta Bio), LLC distributed 1,007,225 shares of Common Stock.  152,803 shares of Common Stock warrants held by Alta BioPharma Partners L.P., 87,265 shares of Common Stock warrants held by ICAgen Chase Partners (Alta Bio) LLC, and 5,759 shares of Common Stock warrants held by Alta Embarcadero BioPharma Partners, LLC, were sold.

Alta BioPharma Management Partners, LLC is the general partner of Alta BioPharma Partners, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta BioPharma Management Partners, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Alta/Chase BioPharma Management, LLC is the managing member of ICAgen Chase Partners (Alta Bio), LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta/Chase BioPharma Management, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Jean Deleage is a managing director of Alta BioPharma Management Partners, LLC, a managing member of Alta/Chase BioPharma Management, LLC, and a member of Alta Embarcadero BioPharma Partners, LLC. Mr. Deleage disclaims beneficial ownership of all such shares held by the foregoing funds, except to the extent of his pecuniary interest therein.  After the December 9, 2008 Stock Distribution, Mr. Deleage owns a total of 77,791 shares of Common Stock.

Mr. Guy Nohra is a managing director of Alta BioPharma Management Partners, LLC and a managing member of Alta/Chase BioPharma Management, LLC.  Mr. Nohra disclaims beneficial ownership of all such shares held by the foregoing funds, except to the extent of his pecuniary interest therein.  After the December 9, 2008 Stock Distribution, Mr. Nohra received a total of 53,766 shares of Common Stock, which he disposed prior to fiscal year ended December 31, 2008.

Mr. Garrett Gruener is a managing director of Alta BioPharma Management Partners, LLC, a managing member of Alta/Chase BioPharma Management, LLC, and a member of Alta Embarcadero BioPharma Partners, LLC. Mr. Gruener disclaims beneficial ownership of all such shares held by the foregoing funds, except to the extent of his pecuniary interest therein.  After the December 9, 2008 Stock Distribution, Mr. Gruener owns a total of 54,596 shares of Common Stock.

Mr. Daniel Janney is a managing director of Alta BioPharma Management Partners, LLC and a managing member of Alta/Chase BioPharma Management, LLC.  Mr. Janney disclaims beneficial ownership of all such shares held by the foregoing funds, except to the extent of his pecuniary interest therein.  After the December 9, 2008 Stock Distribution, Mr. Janney owns a total of 73,318 shares of Common Stock.

Dr. Alix Marduel is a managing director of Alta BioPharma Management Partners, LLC and a managing member of Alta/Chase BioPharma Management, LLC.  Dr. Marduel disclaims beneficial ownership of all such shares held by the foregoing funds, except to the extent of her pecuniary interest therein.  After the December 9, 2008 Stock Distribution, Dr. Marduel owns a total of 73,318 shares of Common Stock.